FPL Group


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                                                                       Entergy


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         ENTERGY AND FPL GROUP AGREE TO A $27 BILLION MERGER OF EQUALS
                  CREATING THE NATION'S LARGEST POWER COMPANY

       The New Company, With More Than 48,000 MW of Generating Capacity,
                       Will Serve 6.3 Million Customers

Juno Beach, FL and New Orleans, LA (July 31, 2000) -- FPL Group, Inc. (NYSE:
FPL) and Entergy Corporation (NYSE: ETR) today announced they have agreed to combine in a merger of equals, creating the largest power company in the nation.

The new company, which will be named at a later date, will be the largest U.S. electric utility and the largest power producer. Based on the closing stock prices of both companies on Friday, July 28, 2000, the combined company will have a total enterprise value of more than $27 billion, ($16.4 billion in equity market capitalization and $10.7 billion in debt and preferred stock).

The new company will combine and leverage strategically positioned assets to create a premier energy company. The company will have a strong market position in wholesale generation, trading, marketing and transportation.

Under the terms of the agreement, which was approved unanimously by the boards of directors of both companies, each holder of FPL Group common stock will receive 1.00 share of the new holding company for each share of FPL Group common stock, and each holder of Entergy common stock will receive 0.585 of a share of the new holding company for each share of Entergy common stock, in a tax-free, stock-for-stock exchange. The transaction will be immediately accretive to both companies, based on consensus security analysts' earnings estimates. Average annual earnings per share growth for the combined company is expected to be ten percent or more.

FPL Group and Entergy have authorized share repurchase programs totaling $1 billion to be implemented prior to the close of the merger. The programs ($570 million at FPL Group and $430 million at Entergy) include remaining authorizations from the companies' existing share repurchase programs.

The newly combined company expects to pay a dividend that is consistent with FPL Group's current dividend policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share.

The merger combines two high performance cultures to create a company that will be ranked the:

          o #1 electric utility serving more than 6.3 million customers
          o #1 power producer with a generating capacity of more than 48,000 megawatts
          o #2 nuclear power generator with more than 10,000 megawatts
          o #2 among utilities in market capitalization at $16.4 billion




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The combined company will be one of the nation's largest independent power producers with nearly 10,000 net megawatts of unregulated generating capacity. Also, through Entergy's pending venture with Koch Industries, the combined company will be one of the largest U.S. marketers of both electric power and natural gas, will own 10,000 miles of strategic natural gas pipeline assets, and will be the world market leader in weather derivatives.

In addition to becoming one of the largest energy organizations, the new company will be a top performer on a number of operational criteria. Florida Power & Light, the principal subsidiary of FPL Group, has long achieved customer service ratings in the top 10 percent of the industry, and an independent study published in April ranked Entergy first among all U.S. electric utilities for year-over-year improvement in customer satisfaction. The combined electric generation fleet will be an environmental leader, with emission rates among the lowest of all U.S. generating companies. It will also be one of the most efficient, with operating costs among the lowest in the industry. The new company will be the U.S. leader in natural gas generating capacity - and the nation's largest user of natural gas.

Benefits of the Transaction

Earnings Growth "We are creating a company with the scope and scale to prosper in the changing industry marketplace," said James L. Broadhead, chairman and chief executive officer of FPL Group, Inc. "We expect to deliver average annual earnings per share growth of ten percent or more over the next several years fueled by a combination of revenue enhancement opportunities and cost savings. Our strong balance sheet and increased cash flows will enable our new company to more aggressively pursue profitable growth opportunities."

Strategic Fit "The merger combines two strategically aligned, financially healthy companies into an organization that has no equal in the industry," said J. Wayne Leonard, chief executive officer of Entergy Corporation. "We both have divested non-core businesses and are focusing on enhancing our utility operations. At the same time, we are rapidly growing our wholesale generation businesses with an emphasis on clean energy from nuclear, natural gas, and renewable energy sources. The Entergy-Koch venture brings premier trading and risk management skills and creates the potential to link our industry-leading gas positions through the Gateway Pipeline. Combining our assets and skills will not only enhance our ability to achieve these strategic goals, but will also create the opportunity to move to a new level as a leading energy company."

Benefits to Customers "FPL has demonstrated consistent year-over-year improvement in key performance and customer satisfaction measures and is an industry leader in plant operations, customer service and system reliability," said Mr. Leonard. "Over the past two years, our employees at Entergy have dramatically improved our service quality as well. When we combine best practices, we expect to further enhance the level of service provided by both companies. Stakeholders can count on our new company to carry on the values shared by both Entergy and FPL Group: safety as our highest priority, quality service, environmental responsibility and good corporate citizenship."





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Competitive Strength. Mr. Broadhead said, "In addition to strengthening our utility operations, we will be creating one of the largest, most financially sound, and fastest growing wholesale generating companies, with all the critical capabilities in place to ensure even greater success. By combining our premier operating skills, solid project development expertise and vast energy marketing and trading resources, we expect to accelerate our growth and to maximize the value of our portfolio.

"Through its pending ventures with other industry leaders such as Koch Industries and The Shaw Group, Entergy has taken an innovative approach to add to its capabilities and to expand its growth opportunities," said Mr. Broadhead. "We would expect these partnerships to provide added benefit to our combined company as we grow our wholesale generation portfolio."

Strategic Outlook of the New Company

The new company will carry out the closely aligned business strategies of FPL Group and Entergy, which are based on strong core utility operations and growth in wholesale energy markets, primarily in clean, low-cost electric generation. It will pursue additional growth through development of electric, natural gas, weather and telecommunications products and services for a large and diverse customer base.

Utility Operations

The regulated utility business within the merged company will serve more than
6.3 million customers through its affiliates Florida Power & Light, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans. The super-regional utility will own and operate 38,400 megawatts of capacity. It will be the largest operator of gas-fired power plants and the largest buyer of natural gas and residual fuel oil in the country.

Through concerted efforts to reduce costs and improve service, the combined company expects to effectively compete in any market environment. As unregulated retail opportunities continue to expand, the combined company will be well positioned to leverage its superior scale and scope through deploying e-commerce applications for customer aggregation, transactions and billing.

Nuclear Operations

The combined company will be a premier national nuclear company, a strategic goal adopted by Entergy in 1998. It will be the second-largest nuclear generator in the country, with more than 10,000 megawatts of utility and competitive nuclear capacity at eight Entergy units - including two units on which Entergy expects to complete purchase later this year - and four FPL Group units.

The new company expects to leverage its combined nuclear expertise and experience - including efficient plant operations, turnaround of underperforming units, acquisitions, decommissioning, and license extension - to capitalize on opportunities in the consolidating nuclear industry. The merger will combine FPL Group's nuclear units, recognized as some of the best-run plants in the country, with Entergy's growing fleet.




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For 1997-1999, Entergy's and FPL Group's nuclear units achieved a combined capacity factor of 10 percentage points above the industry average. Bringing together the companies' nuclear generation operations will enhance the ability to manage risk, serve customers and leverage the talent and resources in the two organizations across nuclear operations in the company's regulated utility businesses and competitive generation markets.

Wholesale Operations

By combining both companies' wholesale operations, the merged company expects to more aggressively grow its portfolio and capture more value from its assets. The two companies have almost 10,000 megawatts of non-utility generating capacity today and, after the merger, we plan to grow to more than 30,000 megawatts by 2004.

Several factors that will enable the combined company to profitably grow its wholesale generation business include:

          o   World class operating skills;
          o   Strong, proven development teams;
          o   Scale and scope to execute projects more quickly;
          o 76 gas turbines under contract with General Electric for delivery through 2005;
          o A venture with The Shaw Group, which is expected to close soon, to accelerate construction and reduce costs of new projects;
          o A soon-to-be-completed venture with Koch Industries to fully leverage its current and future portfolio, manage risks and to capitalize on new markets such as weather derivatives.

These integrated wholesale capabilities - from trading and risk management to origination to development to asset financing and management will allow the combined company to create and capture more value from existing assets and to deploy more capital-efficient strategies.


Energy Marketing & Trading

Once merged, Entergy and FPL Group will benefit from one of the largest energy marketing and trading operations in the country. Later this year, Entergy expects to close its previously announced agreement with Koch Industries under which the companies agreed to form Entergy-Koch L.P., which is expected to rank among the nation's top 10 energy commodity traders in terms of combined volumes of electricity and natural gas. Entergy-Koch is expected to trade more than 100 million megawatts/year and to create a significant marketing platform to sell the company's wholesale generation. It also will procure more than 7-8 billion cubic feet of gas per day for the combined company. The venture also includes Koch's Gateway natural gas pipeline, a 10,000-mile system serving the Gulf South region.




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The combined company expects its trading organization to enhance its utility and wholesale operations, as well as develop new products, such as Koch's innovative weather derivatives, to generate additional revenue opportunities. The combined company will also offer the opportunity for expansion of the Gateway pipeline into the growing Florida market.


Telecommunications

The new company also will operate a wholly owned subsidiary, FPL FiberNet, offering fiber optic capacity in Florida on a wholesale basis. Formed in January 2000, the company operates a 1,600-route mile fiber optic network in Florida and is building intra-city networks to serve Florida's top 15 metropolitan markets. Through agreements with other providers, it offers an 8,500-route mile network throughout the fast-growing Southeast market.

FPL FiberNet will add to its existing 45,000-fiber mile system to reach approximately 500,000 fiber-miles within the next few years in order to meet the exploding demand for fiber capacity in Florida and connections to Latin America. The combination with Entergy provides additional telecommunications opportunities in Entergy's traditional service territory.


Transaction Details

Based on the number of common shares currently outstanding, FPL Group shareholders will own 57 percent of the common equity of the combined company, and Entergy shareholders will own 43 percent.

The combined company expects the merger will provide annual synergies growing from $150 million to $275 million over the first few years after closing. Of the total, the regulated businesses should realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies. The competitive businesses expect annual cost savings and revenue enhancements of $40 million to $125 million. Additionally, the competitive businesses expect to realize annual capital expenditure savings of $50 million to $100 million.

The companies will seek to minimize workforce effects of the merger through a variety of efforts. All union contracts will be honored.

Mr. Broadhead will serve as chairman of the combined company, and Mr. Leonard will become president and chief executive officer. The new company's board of directors, which will include both Mr. Broadhead and Mr. Leonard, will initially consist of 15 members, eight from FPL Group and seven from Entergy.

The merged company will locate its corporate headquarters in Juno Beach, FL and will have its Utility Group headquarters in New Orleans. Each of the company's six utilities will continue to maintain its headquarters at its present location.




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The merger requires the approval of shareholders of both companies, the
Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Federal Communications Commission; the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the completion of regulatory procedures in Arkansas, Florida, Louisiana, Mississippi, Texas and the city of New Orleans. The companies' objective is to complete the transaction within 15 months.

Merrill Lynch & Co., Inc. acted as financial advisor to FPL Group. Morgan Stanley Dean Witter and J.P. Morgan & Co. Incorporated acted as financial advisors to Entergy. Cravath, Swaine and Moore acted as legal counsel to FPL Group. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Entergy.


Company Information

FPL Group, with annual revenues of more than $6 billion, is one of the nation's largest providers of electricity-related services with a generating capacity of more than 20,000 megawatts. Its principal subsidiary, Florida Power & Light, serves 3.8 million customer accounts in Florida. FPL Group employs 11,350 employees and operates in 17 states. FPL Energy, LLC, FPL Group's independent power production subsidiary, is a leader in generating electricity from clean and renewable fuels. Information is available on the Internet at www.fplgroup.com.

Entergy Corporation, with annual revenues of nearly $9 billion, is a major global energy company engaged in power production, distribution operations, and related diversified services, with more than 12,200 employees. It is also a leading provider of wholesale energy marketing and trading services. Entergy owns, manages or invests in power plants generating nearly 30,000 megawatts of electricity domestically and internationally and delivers electricity to about
2.5 million customers in portions of Arkansas, Louisiana, Mississippi and Texas. Information is available on the Internet at www.entergy.com.

Information on Entergy's venture partners: Koch Industries Inc., the second-largest privately held company and one of the most successful energy traders in the United States, is involved in virtually all phases of the oil and gas industry, as well as in chemicals, plastics, energy services, chemical and environmental technology products, asphalt products, metals and mineral services, ranching, financial services, and ventures. The Shaw Group Inc., the world's leading innovator of turnkey piping solutions and provider of erection services, has experience in the construction of over 200,000 megawatts of electric generation worldwide.





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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995


This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.


Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (514) 576-4000.


Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

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Press Teleconference Information:

Note to Editors: There will be a press teleconference on Monday, July 31, 2000 at 12:00 pm (Eastern time). The dial in number is (888) 243-1681 (within the U.S.) and (212) 993-0207 (internationally). You can visit FPL Group and Entergy merger web site at: www.dealinfo.com/fplgroup-entergy.


Satellite Uplink for FPL Group and Entergy B-Roll:

Monday, July 31, 2000                        Monday, July 31, 2000
7:00 am - 7:30 am (Eastern time)             12:00 pm - 12:30 pm (Eastern time)
Telstar 6 Transponder 9 C-Band               Telstar 6 Transponder 9 C-Band
Downlink Frequency 3880 Vertical             Downlink Frequency 3880 Vertical


If you have any technical questions or problems with the satellite feed for B-Roll, please call Brett Curran at (212) 627-5622.


Contacts for FPL Group:                                Contacts for Entergy:
Investors:                                             Investors:
Lisa Kuzel                                             Renae Conley
(561) 694-4697                                         504-576-4947
lisa_kuzel@fpl.com                                     econley@entergy.com

For Media Inquiries:                                   For Media Inquiries:
305-552-3888                                           504-576-4238